Filed by Spring Valley Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp.

Commission File No. 001-39736

March 26, 2021

Financial Times: Vertical farming start-up AeroFarms to list at $1.2bn valuation in Spac deal

US food tech company becomes the latest to tap sustainable investing boom

AeroFarms has one commercial farm in New Jersey and is building facilities in Abu Dhabi and Virginia © AFP/Getty Images

Emiko Terazono in London

AeroFarms, a US indoor producer of leafy greens and herbs, is to go public at a $1.2bn valuation after merging with a special purpose acquisition company, the latest in a string of agricultural or food tech groups seeking to tap into the green investing boom.

The vertical farming start-up will combine with Spring Valley, a “sustainable Spac” formed by Pearl Energy Investment Management, to raise more than $350m, helping it to expand operations and invest in R&D.

Vertical farms have come under the spotlight over the past few years as a sustainable way of growing vegetables without pesticides and with less water. With stacked crops grown under artificial light without soil in farms close to urban areas, they have been touted as the future of agriculture, delivering fresher produce straight to consumers, with more taste and nutrients intact.

The sector has also benefited from heightened concerns over food security as the pandemic highlights the fragility of supply chains.

AeroFarms founder and chief executive David Rosenberg said the number of calls about his facilities had jumped last year, helped by the sight of bare shelves in stores. Many governments and companies had seen a rising need to “de-risk the food supply chain and have local food production at scale”, he added.

The company has already attracted investors from northern and Middle Eastern countries, where the climate and weather conditions limit agriculture. Early investors include the venture capital arm of Ingka Group, part of the Ikea retail empire, while state fund Abu Dhabi Investment Office invested last year.

The AeroFarms Spac deal follows that of AppHarvest, a high-tech greenhouse venture with a large facility in Kentucky. The rise in environmental, social and governance-influenced investment has led to a jump in stock market listings by food tech and agritech businesses.

While Spac deals offer start-ups access to a wider pool of capital and allow investors to put money in early-stage companies that have previously been accessible only to venture capitalists and wealthy private investors, their volatility means increased risk.

AppHarvest shares tumbled after the lock-up period for early investors ended this month. It is now trading just under $18 a share, less than half its peak in February. AeroFarms said the transaction was due to close at the end of the second quarter. The company has one commercial farm in New Jersey and is building facilities in Abu Dhabi and Virginia. It expects sales of $4m this year and is projecting $330m in 2025, with earnings before interest, tax, depreciation and amortisation of $82m.

The company has been developing plants and seeds for use in vertical farms as well as proprietary technology, which it hopes could become a separate revenue stream on top of its produce sales.

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Important Information and Where to Find It

In connection with the proposed business combination (the “Proposed Transactions”), Spring Valley intends to file the Proxy with the SEC, which will be distributed to holders of Spring Valley’s common stock in connection with Spring Valley’s solicitation of proxies for the vote by the Spring Valley Stockholders with respect to the Proposed Transactions and other matters as described in the Proxy. After the preliminary Proxy has been filed and cleared by the SEC, Spring Valley will mail a definitive Proxy to its stockholders. Spring Valley Stockholders and other interested parties are urged to read the Proxy, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Spring Valley, the Company and the Proposed Transactions. Spring Valley Stockholders and other interested parties may obtain free copies of the preliminary Proxy and definitive Proxy (when available) and other documents filed with the SEC by Spring Valley through the website maintained by the SEC at http://www.sec.gov or by directing a request to: Spring Valley Acquisition Corp., 2100 McKinney Ave, Suite 1675, Dallas, TX 75201 or (214) 308-5230.

Participants in the Solicitation

Spring Valley and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Information about the directors and executive officers of Spring Valley is set forth in its registration statement on Form S-1 (Registration Number 333-249067), initially filed with the SEC on September 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy and other relevant materials to be filed with the SEC regarding the Proposed Transactions when they become available. Spring Valley Stockholders and other interested persons should read the Proxy carefully when it becomes available before making any voting decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, Spring Valley’s ability to enter into definitive agreements or consummate a transaction with the Company; Spring Valley’s ability to obtain the financing necessary consummate the Proposed Transactions; and the expected timing of completion of the Proposed Transactions. These statements are based on various assumptions and on the current expectations of Spring Valley’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Spring Valley and the Company. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability of the parties to enter into definitive agreements or successfully or timely consummate the Proposed Transactions or to satisfy the other conditions to the closing of the Proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the Spring Valley Stockholders for the Proposed Transactions is not obtained; failure to realize the anticipated benefits of the Proposed Transactions, including as a result of a delay in consummating the Proposed Transaction or difficulty in, or costs associated with, integrating the businesses of Spring Valley and the Company; the amount of redemption requests made by the Spring Valley Stockholders; the occurrence of events that may give rise to a right of one or both of Spring Valley and the Company to terminate the Merger Agreement; risks related to the rollout of the Company’s business and the timing of expected business milestones; the effects of competition on the Company’s business; and those factors discussed in Spring Valley’s registration statement on Form S-1 (Registration Number 333-249067), initially filed with the SEC on September 25, 2020, under the heading “Risk Factors,” and other documents of Spring Valley filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Spring Valley nor the Company presently know or that Spring Valley and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Spring Valley’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. Spring Valley and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Spring Valley and the Company may elect to update these forward-looking statements at some point in the future, Spring Valley and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Spring Valley’s or the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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